UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 10, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                  .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: February 10, 2009

LGL – A new gold major in Africa Exploration, Ivory Coast
Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

LGL’s journey to date · Foundation asset – Lihir Island · 2005 – A company reborn · 2006 – Creating value through diversification · 2008 – The next step — West Africa · The future – creating growth and shareholder value
Foundation asset — Lihir Island

World’s largest deposits (Million ounces) Ranked by Reserve Source: BMO. Lihir Island reserves as at 31 Dec 2007 include 18.5 million oz of probable reserves at a grade of 2.87 g/t, and 4.4 million oz of proven reserves in stockpiles at a grade of 2.52 g/t
Foundation asset — Lihir Island · Open pit. · Sulphide ore. Processing via pressure oxidation · Company floated in 1995 · Managed under contract by Rio Tinto · Independent management introduced in 2005 · Rio Tinto shares sold in global placement

Lihir Island plant throughputs rising Crusher throughput Autoclave throughput (Monthly, Tonnes) (Tonnes/hr/autoclave)
2007 expansion lifts production (Lihir Island, A/C feed grade (g/t)) · Plant expanded in 2007 · Additional milling, oxygen and flotation circuit · Lifts annual plant throughput from 4.3mt to 6-6.5mt · Increases capacity to manage sulphur throughputs and maximise gold grade to A/C · Improves plant reliability · Lifts annual production by more than 100,000 oz per year Av grade ore milled Incremental impact of flotation

Record annual gold production (Lihir Island gold production, Koz) FY 03 FY 04 FY05 FY 06 FY 07 FY 08 FY 09
Diversifying production, cash flow

2007 merger — Ballarat · Located in Victoria, Australia · Underground gold mine · Historic gold mining (1850-1917) produced 12 million oz · Historic grade of 8-10 g/t · Indicated resource of 300 kozs · Inferred resource of 1.2 million oz · Expected average annual production 150-200 kozs
Extensive gold intersections (Q4, 2008 Assay Results)

Driving north to high grade zones Golden Point shaft Southern zone Central zone Northern zone Current workings Northern targets
The next step – Equigold, 2008

Well established Queensland mine · Located in Queensland, Australia · Open cut gold mine · Operated since 2001 · M&I resource of 1.3 mozs · Inferred resource of 200 kozs · Average grade of ~ 1.0 g/t · Annual production of ~100 koz · Another 10 years mine life
New mine developed in Ivory Coast · Bonikro mine, Ivory Coast · Open cut gold mine · Commenced operations Oct 08 · Ownership 90% (10% held by govt) · M&I resource of 1.1 mozs · Inferred resource of 300 kozs · Average grade of ~ 2.0 g/t · Annual production of ~120 koz · 8 years mine life
· Major potential for satellite deposits

Record quarterly gold production



(Kozs)
193
182
157
168
139
177
250
315
Ballarat (7 kozs)
Mt Rawdon (25 kozs)
Bonikro (37 kozs)
Lihir Island (247 kozs)
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08

Low cost producers (Total cash costs/oz, US$, Dec Quarter 2008) 362 353 332 307 Lihir Island Mt Rawdon Bonikro Group

Maintaining cost advantage LGL ($400, FY 08) (Source: World Gold Analyst)
Growth pipeline at Lihir Island Million Ounce Plant Upgrade · Expands plant through additional milling, grinding, oxygen, pressure oxidation and CIL · Increases average annual output by 240 kozs · Higher recoveries boost LOM production by + 1 million ounces · Scale benefits reduce unit costs · Improves operational reliability and consistency · Reduces grade sensitivity, increases certainty, reduces risk · Capex $700 million (Feb 08 $) + additional power supply

Ivory Coast exploration upside
Bonikro Region – Resource Building · Bonikro* — M&I resource of 1 million ozs. Inferred resource of 300,000 ozs · Hiré* · Akissi-so — M&I resource of 125 koz · Assonji-so — Inferred resource of 98 Koz · Dougbafla East* — Inferred resource of 151Koz
· Potential for significant resource upgrades to lift output and extend the life of the Bonikro operation *For full details of resources see Appendix 1

Further opportunities (Inferred resources) 98,100oz
Exciting exploration prospects Didievi – Blaffo Guetto · Strong soil anomaly Tehini West • First pass drilling of 10,000 metres (119 holes) · Mineralisation identified over 1.8 klm strike Bassawa Tehini West Didievi • First pass soil sampling completed. 11,000 samples · Two main anomalous Bonikro Hiré areas. 16 klms by 5.5 klms and 4 klms by 5.5 klms Bassawa · 20,000 metre drilling programme commenced

Portfolio delivers record production (Gold production, koz) · LGL transformation well advanced · Lihir Island performance turned around · Diversified portfolio reduces risk, provides attractive production profile · Strong growth pipeline through MOPU at Lihir Island, and Ballarat to come into commercial production · Full year of production to come from Mount Rawdon and Bonikro in 2009 · West Africa provides a focus for future growth. Ivory Coast exploration to deliver additional resources LGL – a new gold major in Africa
www.LGLgold.com · Competent Persons · The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves for the LGL group is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists. · Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. · The information in this report that relates to Ballarat Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Brad Cox. Mr Cox is a full-time employee of LGL and is a member of The Australian Institute of Mining and Metallurgy. Mr Cox has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Cox consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. · The information in this report that relates to Ivory Coast Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Morgan Hart. Mr Hart was a full-time employee of Equigold Pty Ltd at the time. Mr Hart is a member of the Australasian Institute of Mining and Metallurgy. Mr Hart has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Hart consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Appendix 1 Ivory Coast Gold Resource (including reserves) as at 31 March 2008 As at January 2009 LGL’s share has increased from 94% to 98%. The Government of Côte d’Ivoire has an option on 10% if mining proceeds.